UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 11-K
(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2021
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Commission file number 001-38081
___________________________________________________________________________________________________

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
Liberty Oilfield Services 401(k) Savings Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Liberty Energy Inc.
950 17th Street, Suite 2400
Denver, Colorado 80202

___________________________________________________________________________________________________

Report of Independent Registered Public Accounting Firm

To the Plan Administrator and Plan Participants
Liberty Oilfield Services 401(k) Savings Plan
Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of the Liberty Oilfield Services 401(k) Savings Plan (the “Plan”) as of December 31, 2021 and 2020; the related statement of changes in net assets available for benefits for the year ended December 31, 2021; and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets of the Plan as of December 31, 2021 and 2020 and the changes in its net assets for the year ended December 31, 2021 in conformity with accounting principles generally accepted in the United States of America.
Basis of Opinion
The Plan’s management is responsible for these financial statements. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Supplemental Information
The supplemental information in the accompanying schedule of assets held at end of year as of December 31, 2021 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Department of Labor’s Rules and Regulations for Reporting under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.
/s/ Plante & Moran, PLLC
We have served as the Plan’s auditor since 2014.
Southfield, Michigan
June 3, 2022

LIBERTY OILFIELD SERVICES 401(K) SAVINGS PLAN

Statements of Net Assets Available for Benefits

	December 31,
Assets	2021	2020
Investments, at fair value
Liberty Oilfield Services common stock fund	$704,634	$523,171
Common/collective trusts	100,549,809	50,806,301
Mutual funds	30,079,320	20,790,673
Pooled separate account	722,089	576,655
Total investments, at fair value	132,055,852	72,696,800
Receivables
Participant notes receivable	4,887,366	4,341,305
Employer contribution	162,112	2,338,995
Employee contribution	1,300	398
Total receivables	5,050,778	6,680,698
Net assets available for benefits	$137,106,630	$79,377,498
See Notes to Financial Statements

LIBERTY OILFIELD SERVICES 401(K) SAVINGS PLAN

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31,
Additions to net assets	2021
Investment income
Net appreciation in fair value of investments	$15,103,283
Interest and dividend income	987,815
Total investment income	16,091,098
Interest on participant notes receivable	222,793
Contributions
Employer	14,882,547
Employee	18,548,042
Rollover	21,403,441
Total contributions	54,834,030
Total additions to net assets	71,147,921
Deductions from net assets
Benefits paid to participants	13,114,844
Administrative fees	303,945
Total deductions from net assets	13,418,789
Net increase	$57,729,132
Net assets available for benefits
Beginning of year	$79,377,498
End of year	$137,106,630
See Notes to Financial Statements

LIBERTY OILFIELD SERVICES 401(K) SAVINGS PLAN
Notes to Financial Statements
December 31, 2021
Note 1—Description of the Plan and Significant Accounting Policies
The following description of Liberty Oilfield Services 401(k) Savings Plan (the “Plan”) provides only general information. Participants and all others should refer to the Plan document for a more complete description of the Plan’s provisions.
General
The Plan is a defined contribution plan established January 15, 2013, last amended April 10, 2021. The Plan is available to all employees age 18 years or older upon hire. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).
An Investment Committee comprised of officers and employees of Liberty Oilfield Services LLC (the “Company”) administers the Plan. Principal Trust Company (“Principal”) serves as the third-party administrator, recordkeeper, custodian, and trustee; manages Plan assets; and maintains the Plan’s records. Principal offers Plan participants a variety of investment options through various funds in accordance with provisions of the service and trust agreements with the Company. Individual accounts are invested in the various investment options at the direction of the participants.
Basis of Presentation
The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.
Contributions
Participants may make before-tax or Roth contributions up to 100% of their annual eligible compensation, as limited by the Internal Revenue Service (“IRS”), which is adjusted annually by the Secretary of the Treasury for inflation. This maximum percentage may be reduced by the Plan administrator in certain circumstances. Eligible employees who have reached age 50 during the Plan year may elect to make catch-up contributions, as limited by the IRS. The Plan also permits rollover contributions from other qualified retirement plans. Employee contributions to the Plan are made through regular payroll deductions.
The Company makes discretionary matching contributions of 100% of elective deferrals up to 6% of annual eligible compensation. Matching contributions are funded each pay period. The Company has the right to designate all or a portion of the matching contributions as qualified. To the extent matching contributions are so designated, they are non-forfeitable and may not be withdrawn from the Plan prior to separation from service or attainment of age 59½. Discretionary matching contributions made by the Company totaled $14,882,547 for the year ended December 31, 2021.
Once eligibility requirements are met, employees are automatically enrolled in the Plan, and 6% of each employee’s annual eligible compensation is automatically withheld and contributed to the Plan unless the employee makes another election.
The Company may make discretionary or profit-sharing contributions. There were no other discretionary or profit-sharing contributions made for the year ended December 31, 2021.
On December 31, 2020 the Company acquired certain assets and liabilities of Schlumberger Technology Corporation and Schlumberger Canada Limited’s OneStim® business. Rollover contributions by employees hired as a result of the acquisition totaled $17,836,441 for the year ended December 31, 2021.
Participants’ Accounts
Each participant’s account is credited or debited with the participant’s contributions and withdrawals, as applicable, and an allocation of the Company’s contributions, Plan earnings or losses and Plan expenses. Allocations are based upon Plan earnings or losses and account balances, as defined by the Plan. The benefit to which a participant is entitled is the vested portion of the participant’s account.
Vesting
Participants are vested immediately in their contributions, qualified employer contributions, employer discretionary matching contributions, and employer profit-sharing contributions plus actual earnings, less losses thereon.

LIBERTY OILFIELD SERVICES 401(K) SAVINGS PLAN
Notes to Financial Statements
December 31, 2021
Participant Notes Receivable
Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balances. Participants may have a maximum of one loan outstanding at any given time. The notes receivable are secured by the balances in the participants’ accounts and bear interest at The Wall Street Journal prime rate plus 1.00%, which is commensurate with local prevailing rates as determined quarterly by the Plan administrator at loan origination. Notes receivable have a maximum term of five years, unless such loan is for the purchase of the participant’s primary residence, in which case the repayment period may not exceed thirty years from the date of the loan origination. Principal and interest are paid ratably through payroll deductions. Participant notes receivable are recorded in the financial statements at amortized cost (which represents unpaid principal plus accrued interest). Upon termination of a participant from employment, the participant’s loan shall continue to be payable in accordance with the provisions of the participant’s loan or be due in full.
Payment of Benefits
Upon death, disability, retirement, or termination of service, a participant may receive a lump sum payment in the amount equal to the participant’s vested account balance within a reasonable period of time after termination of employment upon election by the participant. Accounts with balances less than $5,000 may be immediately distributed upon a distribution event. If the participant’s total vested balance is greater than $5,000, the participant may elect not to receive a distribution until required by law to receive required minimum distributions. The Plan allows hardship withdrawals in the event of undue financial hardship. Such withdrawal is limited to the participants’ pre-tax or Roth elective deferral contributions and earnings thereon. Benefits are recorded as distributions to participants when paid.
Valuation of Investments and Income Recognition
Investments are recorded at fair value as reported to the Plan by the trustee. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 3 for discussion of fair value measurements.

The net realized and unrealized investment gain or loss (net appreciation or depreciation in fair value of investments) is reflected on the accompanying statement of changes in net assets available for benefits and is determined as the difference between fair value at the beginning of the year (or date purchased if during the year) and selling price (if sold during the year) or year-end fair value. Purchases and sales of investments are recorded on a trade-date basis. Interest income is recognized on the accrual basis. Dividends are recognized on the ex-dividend date.
Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes in net assets available for benefits and disclosures. Accordingly, actual results could differ from those estimates.
Risks, Uncertainties, and Concentrations
The Plan provides for various investments that, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risks. Due to the level of risk associated with certain investments, it is reasonably possible that changes in the value of investments will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported on the statements of net assets available for benefits.
Additionally, some investments held by Principal are invested in the securities of foreign companies, which involve special risks and considerations not typically associated with investing in companies in the United States of America. These risks include devaluation of currencies, less reliable information about issuers, different securities transaction clearance and settlement practices, and possible adverse political and economic developments. Moreover, securities of many foreign companies and their markets may be less liquid and their prices more volatile than those of securities of comparable U.S. companies.

LIBERTY OILFIELD SERVICES 401(K) SAVINGS PLAN
Notes to Financial Statements
December 31, 2021
Note 2—Reconciliation of the Financials Statements to Form 5500
The following is a reconciliation of the Plan's net assets available for benefits per the financial statements to Schedule H of Form 5500 at December 31, 2020.

December 31, 2020
Net assets available for benefits per the financial statements	$79,377,498
Employer contribution receivable	(2,338,995)
Net assets available for benefits per the Form 5500	$77,038,503
The following is a reconciliation of the increase in net assets available for benefits per the financial statements to Schedule H of Form 5500 for the year ended December 31, 2021.

Year ended
December 31, 2021
Net increase in assets available for benefits per the financial statements	$57,729,132
Employer contribution receivable	2,338,995
Net increase in assets available for benefits per the Form 5500	$60,068,127
Note 3—Fair Value Accounting
Generally accepted accounting principles require disclosure about how fair value is determined and establish a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are described below:
Level 1:    Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets.
Level 2:    Inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.
Level 3:    Inputs to the valuation methodology are unobservable and significant to the fair value measurement.
A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.
The following tables set forth by level, within the fair value hierarchy, the Plan’s investments measured at fair value on a recurring basis.

As of December 31, 2021:

Description	Level 1	Level 2	Level 3	Total
Mutual funds	$30,079,320	$—	$—	$30,079,320
Common stock	704,634	—	—	704,634
Total	30,783,954	—	—	30,783,954

Investments measured at net asset value*				$101,271,898
Total investments at fair value				$132,055,852

LIBERTY OILFIELD SERVICES 401(K) SAVINGS PLAN
Notes to Financial Statements
December 31, 2021
As of December 31, 2020:

Description	Level 1	Level 2	Level 3	Total
Mutual funds	$20,790,673	$—	$—	$20,790,673
Common stock	523,171	—	—	523,171
Total	21,313,844	—	—	21,313,844

Investments measured at net asset value*				51,382,956
Total investments at fair value				$72,696,800
*Investments measured at net asset value (“NAV”) have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation to total investments at fair value.
The valuation technique used to measure the fair value of the mutual funds and common stock was based on quoted prices in active markets for identical assets that the Plan has the ability to access at the measurement date (market approach).
There were no changes to the valuation techniques used during the period.
Reported Net Asset Values
The Plan’s investments in a pooled separate account and common/collective trusts had a value of $101,271,898 and $51,382,956 as of December 31, 2021 and 2020, respectively, determined based upon the NAV of the underlying assets and securities, the majority of which have observable Level 1 pricing inputs, including publicly quoted prices and quoted prices for similar assets in active or non-active markets (market approach). The NAV is used as a practical expedient to approximate fair value. The NAV investments have no unfunded commitments, can be redeemed daily, and have daily redemption notice periods.
Note 4—Income Taxes
The Plan did not obtain a plan-specific determination letter, as it operates with the trustee’s opinion letter, which was issued on the basic Plan document dated August 8, 2014. The Plan has been subsequently amended. The Plan administrator believes that the Plan continues to be operated and administered in compliance with the applicable requirements of the Internal Revenue Code.
Generally accepted accounting principles require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.
In February 2020, the Company submitted to the IRS a compliance statement under the IRS’ Voluntary Correction Program (“VCP”) to resolve certain Plan discrepancies identified relating to the definition of compensation during a compliance review conducted by the Company. In October 2020, the IRS approved the corrections of the discrepancies disclosed in the compliance statement, including the calculation method for the missed participant deferrals and related Company match. A total of $2,338,995 was paid by the Company to the Plan in March 2021 to account for the missed participant deferrals, Company match, and corresponding lost investment returns, which was recorded as a contribution receivable as of December 31, 2020.
Note 5—Administration of the Plan
The Company provides, at no cost to the Plan, certain administrative, accounting, and legal services to the Plan and also pays the cost of certain outside services for the Plan.
Note 6—Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions of ERISA. If the Plan is terminated for any reason, all participants become 100% vested, and the Plan administrator is to distribute each participant’s interest to the participant or the participant’s beneficiary.

LIBERTY OILFIELD SERVICES 401(K) SAVINGS PLAN

Note 7—Related Party and Party-in-Interest Transactions
Certain Plan investments are managed by Principal. Principal is the asset trustee, as defined by the Plan; therefore, these transactions qualify as party-in-interest and are exempt from the prohibited transaction rules. In addition, the Plan provides for notes to participants, which are also party-in-interest transactions that are exempt from the prohibited transaction rules.

SUPPLEMENTAL SCHEDULE

Schedule H, Part IV, Line 4i ‑ Schedule of Assets (Held at End of Year)
As of December 31, 2021

Employer Identification Number ‑ 45-3073116
Plan Number ‑ 001

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(e) Current Value
	Mutual funds
	Fidelity	500 Index	$5,374,877
	Fidelity	Large-Cap Growth Index	5,167,779
	T. Rowe Price	New Horizons	3,752,039
	Fidelity	Small-Cap Index	1,670,411
	Goldman Sachs	International Growth	1,581,273
	Fidelity	Mid-Cap Index	1,546,891
	MFS	Value	1,381,155
	MassMutual	Mid-Cap Growth Institutional	1,273,173
	Goldman Sachs	Financial Square Treasury Solutions	1,029,020
	Vanguard	Wellington	1,025,303
	Oppenheimer	Developing Markets	992,861
	PIMCO	Investment Grade Corporate Bond	966,182
	Vanguard	Small-Cap Value Index	858,330
	Victory Sycamore	Established Value	839,923
	Vanguard	Small-Cap Value Index	834,279
	PGIM	High Yield	643,165
	Vanguard	Energy	558,274
	American Century	Inflation-Adjusted Bond	368,843
	American Funds	U.S. Government Securities	215,542
	Total mutual funds		$30,079,320
	Common/collective investment trusts
*	Principal	Target 2050 Fund	$22,375,962
*	Principal	Target 2055 Fund	18,580,214
*	Principal	Target 2045 Fund	16,153,651
*	Principal	Target 2040 Fund	12,726,559
*	Principal	Target 2035 Fund	10,179,823
*	Principal	Target 2060 Fund	7,950,898
*	Principal	Target 2030 Fund	7,268,027
*	Principal	Target 2025 Fund	2,487,278
*	Principal	Target 2020 Fund	1,050,284
*	Principal	Target 2065 Fund	695,036
*	Principal	Income Fund	550,128
*	Principal	Target 2015 Fund	485,604
*	Principal	Target 2010 Fund	46,345
	Total common/collective investment trusts		$100,549,809

(Continued from the previous page)

	Pooled separate account
*	Principal	Real Estate Securities Separate Account	$722,089
	Total pooled separate account		722,089
	Common stock
*	Liberty Oilfield Services Inc.	Liberty Oilfield Services Inc.	704,634
	Total common stock		704,634
*	Participant notes receivable	Participant notes receivable, interest rate of 4.25% to 6.50%, collateralized by participants’ vested account balances	4,887,366
			$136,943,218
* Party-in-interest

INDEX TO EXHIBITS

Exhibit No.	Description

23.1	Consent of Plante & Moran, PLLC *
* Filed herewith.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the plan administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

LIBERTY OILFIELD SERVICES 401(k) Savings Plan

Date:	June 3, 2022	By:	/s/ Michael Stock
Michael Stock
Chief Financial Officer of Liberty Oilfield Services LLC and Member of Investment Committee